June 6, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brian McAllister

Re:  Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-33841

Ladies and Gentlemen:

Vulcan Materials Company (the “Company”) is in receipt of your comment letter dated May 12, 2023 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Comment Letter”).

Given the Company’s delayed receipt of the Comment Letter, the Company respectfully requests that it have until June 21, 2023 to respond to the Comment Letter.

Thank you for your consideration. Please contact me at 205.298.3569 if you have any questions.

Sincerely,

/s/ Mary Andrews Carlisle
Mary Andrews Carlisle
Senior Vice President and
Chief Financial Officer

cc:	Denson N. Franklin III
Jennifer L. Commander